UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                            Evergreen Resources, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   299900 30 8
                                 (CUSIP Number)

                                 Barry E. Welch
                                    President
                 John Hancock Energy Resources Management, Inc.
                               John Hancock Plaza
                                  P.O. Box 111
                                Boston, MA 02117
                                 (617) 572-9602
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 2, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 2 of 13 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Subsidiaries, Inc.
           I.R.S. No. 04-2687223
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                      (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8           SHARED VOTING POWER

                                        1,452,716
                            9           SOLE DISPOSITIVE POWER


                            10          SHARED DISPOSITIVE POWER

                                        1,452,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,452,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
14         TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                        Page 3 of 13 Pages


           NAME OF REPORTING PERSON
1          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Hancock Energy Resources Management, Inc.
           I.R.S. No. 04-3006828
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER

                                       1,452,716
                            9          SOLE DISPOSITIVE POWER


                            10         SHARED DISPOSITIVE POWER

                                       1,452,716
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,452,716
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                          |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%
14         TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 299900 30 8                                        Page 4 of 13 Pages

Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Stock, No Par Value ("Common Stock"), of Evergreen Resources, Inc., a Colorado corporation ("Evergreen"), with principal executive offices at 1000 Writer Square, 1512 Larimer Street, Denver, Colorado 80202.

Item 2.  Identify and background.

         The persons filing this amendment are John Hancock Subsidiaries, Inc., a Delaware corporation ("JHSI"), and John Hancock Energy Resources Management, Inc., a Delaware corporation and wholly owned subsidiary of JHSI ("JHERM"). JHSI is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company, a Massachusetts corporation ("JHMLICO"). JHMLICO has filed a separate statement on
Schedule 13G with respect to its beneficial ownership of Common Stock.

         JHSI's principal business is as a holding company for certain subsidiaries of JHMLICO. JHERM's principal business is acting, directly or indirectly, as a general partner of funds engaged in providing investment opportunities and projects related to the generation of electricity and/or steam, refinement of fuels or control of pollution. The principal business offices for JHSI are located at John Hancock Place, P.O. Box 111, Boston, Massachusetts 02117. The principal business offices of JHERM are located at 200 Berkley Street, P.O. Box 111, Boston, Massachusetts 02117.

         The directors and executive officers of JHERM, JHSI and JHMLICO and their principal occupations are identified on Attachments A, B and C hereto, respectively. Except as otherwise indicated therein, each has a business address at P.O. Box 111, Boston, Massachusetts 02117, is a citizen of the United States of America and has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The transactions reported herein were entered into by Energy Investors Fund, L.P., a Delaware limited partnership ("Fund I") and Energy Investors Fund II, L.P., a Delaware limited partnership ("Fund II" and, together with Fund I, the "Funds"). Fund I is controlled by its general partner, Energy Investors Partners, L.P., a Delaware limited partnership ("Partners I"), which in turn is 50% controlled by each of JHERM and EIF Investors, Inc., a Delaware corporation ("Investors"). Partners I has an additional general partner with no direct ownership interest; this additional general partner is owned by JHERM and Investors. Fund II is controlled by its general partner, Energy Investors Partners II, L.P., a Delaware limited partnership ("Partners II"), which in turn is 50% controlled by each of JHERM and Investors. Partners II has an additional general partner with no direct ownership interest; this additional general partner is owned by JHERM and Investors. Fund I, Partners I, Fund II, Partners II and Investors (collectively, the "Fund Companies") have previously

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 5 of 13 Pages


filed a separate statement on Schedule 13D with respect to the transactions reported herein (the "Fund Companies' 13D").

         Fund I is the direct beneficial owner of 308,952 shares of Common Stock. Fund II is the direct beneficial owner of 1,143,764 shares of the Common Stock. JHSI may be deemed the beneficial owner of securities beneficially owned by JHERM. By virtue of its position as a general partner of Partners I and Partners II, JHERM may be deemed the beneficial owner of securities beneficially owned by the Funds. JHERM and JHSI disclaim beneficial ownership of such securities, except to the extent of their pecuniary interests therein.

Item 3.  Source and amount of funds or other consideration.

         This amendment is being filed to report the following dispositions set forth below, which, in the aggregate, may be deemed to constitute a material change in the information previously reported by the persons filing this statement:

Seller            Date              Number of Shares        Price per Share
------            ----              ----------------        ---------------
Fund I            4/17/98               25,000                   $18.7125
Fund II           4/17/98               25,000                   $18.7125
Fund I            4/20/98               20,000                   $19.125
Fund II           4/20/98               20,000                   $19.125
Fund I            7/2/98                25,000                   $20.125
Fund II           7/2/98                25,000                   $20.125

 Item 4.  Purpose of transaction.

         The transactions requiring the filing of this statement are described in Item 3 above. The transactions were entered into principally for investment purposes.

         JHERM and JHSI may make purchases of Common Stock, in the open market or in private transactions, depending on their analysis of their business, prospects and financial condition, the market for such stock, other investment and business opportunities available to JHERM and JHSI, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. JHERM and JHSI intend to closely monitor their investment and may from time take advantage of opportunities presented to them. They may in the future also formulate plans or proposals regarding Evergreen, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon JHERM's and JHSI's continuing review of their investments and various other factors, including those mentioned above, JHERM and JHSI may (subject to any applicable securities laws) decide to sell all or any part of the Common Stock beneficially owned by them, although they have no current plans to do so.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 6 of 13 Pages



         Except as set forth in this Item 4, JHERM and JHSI do not have any plans or proposals which would related to or result in:

         (a)  The  acquisition  by  any  person  of  additional   securities  of
Evergreen, or the disposition of securities of Evergreen;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Evergreen or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Evergreen or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Evergreen including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Evergreen;

         (f) Any other material change in Evergreen's business or corporate structure;

         (g) Changes in Evergreen's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Evergreen by any person;

         (h) Causing a class of securities of Evergreen to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Evergreen becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) Fund I currently holds 294,500 shares of Common Stock and, by virtue of its holdings of $7.80 Warrants, has the right to acquire an additional 14,452 shares of Common Stock (an aggregate of 308,952 shares of Common Stock, or approximately 2.9% of the class). Fund II currently holds 958,216 shares of Common Stock and, by virtue of its holdings of $7.00 Warrants and $7.80 Warrants, has the right to acquire an additional 185,548 shares of Common Stock (an aggregate of 1,143,764 shares of Common Stock, or approximately 10.9% of the class). JHSI may be deemed the beneficial owner of securities beneficially owned by JHERM. By virtue of its position as a general partner of Partners I and Partners II, JHERM may be deemed the beneficial owner of securities beneficially owned by the Funds. JHERM and JHSI disclaim beneficial ownership of such securities, except to the extent of their pecuniary interests therein.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 7 of 13 Pages


         (b) JHSI and JHERM may be considered to share the power to direct the vote or disposition of all shares of Common Stock described in Item 5(a).

         (c) Other than as may be described in Item 3, no transactions in Common Stock have been effected during the past sixty days by JHERM and JHSI.

         (d) Other than Investors and its controlling persons, as identified in the Fund Companies' 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 8 of 13 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

August 21, 1998

                           JOHN HANCOCK ENERGY RESOURCES MANAGEMENT, INC.


                           By: /s/ Barry E. Welch
                                    Name:   Barry E. Welch
                                    Title:  President

                           JOHN HANCOCK SUBSIDIARIES, INC.


                           By: /s/ John T. Farady
                                    Name: John T. Farady
                                    Title: Treasurer

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 9 of 13 Pages

                                  ATTACHMENT A

                 JOHN HANCOCK ENERGY RESOURCES MANAGEMENT, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                        Position with JHERM and Present Principal Occupation

Joanne P. Acford            Director and Counsel -- JHERM;  2nd Vice President
                            & Counsel -- JHMLICO

William F. Brogan           Controller and Treasurer -- JHERM

William C. Fletcher         Director  --  JHERM;   President  -   Independence
                            Investment  Associates,  Inc.  [53  State  Street,
                            Boston, Massachusetts 02109]

Osbert J. Hood              Director and Vice President -- JHERM;  Senior Vice
                            President and CFO -- John Hancock Funds

Paul A. Meissner, Jr.       Assistant Treasurer -- JHERM

Barry E. Welch              President--  JHERM;  Senior  Investment  Officer -
                            Bond Department-- JHMLICO

Gregory P.  Winn            Director  and Vice  President  -- JHERM;  2nd Vice
                            President Business Planning & Finance -- JHMLICO

James H. Young              Secretary -- JHERM

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 10 of 13 Pages

                                  ATTACHMENT B

                         JOHN HANCOCK SUBSIDIARIES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

Name                        Position with JHSI and Present Principal Occupation

Foster L. Aborn             Director of JHSI; Vice Chairman -- JHMLICO

Stephen L. Brown            Director and Chairman of JHSI;  Chairman and Chief
                            Executive Officer -- JHMLICO

Diane M. Capstaff           Director  of JHSI;  Executive  Vice  President  --
                            JHMLICO

David F. D'Alessandro       Director and President of JHSI;  Senior  Executive
                            Vice President -- JHMLICO

Thomas E. Moloney           Director  of  JHSI;  Chief  Financial  Officer  --
                            JHMLICO

Richard S. Scipione         Director of JHSI; General Counsel -- JHMLICO

                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                       Page 11 of 13 Pages

                                                 ATTACHMENT C

                                  JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                       DIRECTORS AND EXECUTIVE OFFICERS

                                                                                Positions with JHMLICO
                                        Business or                             and Present Principal
Name                                    Residential Address                     Occupation

Foster L. Aborn                         John Hancock Place                      Vice Chairman -- JHMLICO
                                        P.O. Box 111
                                        Boston, MA 02117

Samuel W. Bodman                        75 State Street                         Director -- JHMLICO;
                                        Boston, MA 02109-1806                   Chairman and Chief
                                                                                Executive Officer of Cabot
                                                                                Corporation

Joan T. Bok                             25 Research Drive                       Director -- JHMLICO;
                                        Westborough, MA 01581                   Chairman of the Board of
                                                                                New England Electric
                                                                                System

I. MacAllister Booth                    549 Technology Square                   Director -- JHMLICO;
                                        Cambridge, MA 02139                     Retired Chairman, President
                                                                                and Chief Executive Officer
                                                                                of Polaroid Corporation

William L. Boyan                        John Hancock Place                      Vice Chairman -- JHMLICO
                                        P.O. Box 111
                                        Boston, MA 02117

Stephen L. Brown                        John Hancock Place                      Chairman of the Board and
                                        P.O. Box 111                            Chief Executive Officer --
                                        Boston, MA 02117                        JHMLICO

Wayne A. Budd                           185 Franklin Street                     Director -- JHMLICO;
                                        18th Floor                              Group President, New
                                        Boston, MA 02110                        England Bell Atlantic-New
                                                                                England

John M. Connors, Jr.                    200 Clarendon Street                    Director -- JHMLICO; CEO
                                        Boston, MA 02116                        and Director of Hill, Holiday,
                                                                                Connors, Consmopulos, Inc.



                                       SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 12 of 13 Pages

                                                                                Positions with JHMLICO
                                        Business or                             and Present Principal
Name                                    Residential Address                     Occupation

David F. D'Alessandro                   John Hancock Place                      Director, President and Chief
                                        P.O. Box 111                            Operations Officer --
                                        Boston, MA 02117                        JHMLICO

Robert E. Fast, Esq.                    60 State Street                         Director -- JHMLICO;
                                        Boston, MA 02109                        Senior Partner of Hale and
                                                                                Dorr

Dr. Kathleen Foley Feldstein            147 Clifton Street                      Director -- JHMLICO;
                                        Belmont, MA 02178                       President of Economics
                                                                                Studies, Inc.

Lawrence K. Fish                        One Citizens Plaza                      Director -- JHMLICO;
                                        Providence, RI 02903-1339               Chairman, President and
                                                                                CEO of Citizens Financial
                                                                                Group, Inc.

Nelson S. Gifford                       75 Federal Street                       Director -- JHMLICO;
                                        Suite 1100                              Principal, Fleetwing Capital
                                        Boston, MA 02110-1911

Michael C. Hawley                       Prudential Tower Bldg.                  Director -- JHMLICO;
                                        Boston, MA 02199                        President and COO of The
                                                                                Gillette Company

John F. Magee                           Acorn Park                              Director -- JHMLICO;
                                        Cambridge, MA 02140-2390                Chairman of Arthur D. Little,
                                                                                Inc.

E. James Morton                         1st Floor, Clarendon Bldg.              Director -- JHMLICO;
                                        P.O. Box 111                            Former Chairman and CEO
                                        Boston, MA 02117                        -- JHMLICO

Barry J. Rubenstein                     John Hancock Place                      Director, Vice President,
                                        P.O. Box 111                            Counsel and Secretary --
                                        Boston, MA 02117                        JHMLICO

Richard F. Syron                        86 Trinity Place                        Director -- JHMLICO;
                                        New York, NY 10016                      Chairman and Chief
                                                                                Executive Officer of
                                                                                American Stock Exchange




                                  SCHEDULE 13D


CUSIP No. 299900 30 8                                      Page 13 of 13 Pages

                                                                                Positions with JHMLICO
                                        Business or                             and Present Principal
Name                                    Residential Address                     Occupation

Robert J. Tarr, Jr.                     40 White Oak Road                       Director -- JHMLICO;
                                        Wellesley, MA 02181                     Former President and COO
                                                                                of Harcourt General, Inc.

C. Vincent Vappi                        240 Sidney Street                       Director -- JHMLICO; Chief
                                        Cambridge, MA 02139                     Executive Officer of Vappi &
                                                                                Company, Inc.
